Exhibit 23.2
CONSENT OF SCHLUMBERGER DATA AND CONSULTING SERVICES
      As independent petroleum engineers, Schlumberger Data and Consulting Services hereby consents to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-131153) of Linn Energy, LLC of information from our Firm’s reserve report dated March 1, 2006, entitled “Reserve and Economic Evaluation of Proved Reserves of Certain Linn Energy, LLC Oil and Gas Interests As of December 31, 2005” and all references to our firm included in or made a part of the Linn Energy, LLC Annual Report on Form 10-K to be filed with the Securities and Exchange Commission on or about May 30, 2006.

/s/ JOSEPH H. FRANTZ, JR.

Name: Joseph H. Frantz, Jr.

Title:	Consulting Services Operations Manager USLE
Pittsburgh, Pennsylvania
May 30, 2006